Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com
Joel D. Corriero jcorriero@stradley.com 215.564.8528

August 17, 2020

Via EGAR Transmission

Mr. Ken Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.

Washington, DC 20549

Re:

ETFis Series Trust I (the “Trust”)

File Nos. 333-187668 and 811-22819

Dear Mr. Ellington:

On March 4, 2020, you provided initial comments to the Forms N-CSR for the series of the Trust for the periods ended October 31, 2019 and July 31, 2019. On June 30, 2020, we filed correspondence responding to those comments (the “Initial Response Letter”). On July 8, 2020, you provided additional comments in response to the Initial Response Letter and, therefore, I am writing to respond to those additional comments. For your convenience, I have reproduced your comments in italics below, followed by the responses of the Trust.

1.	Please describe if the methodology used to calculate notional amount on options, as stated in your response to Comment 2 in the Initial Response Letter, is the same methodology used in the preparation of Form N-PORT with regards to items indicating use of notional. Further, please additionally describe how this methodology aligns with the guidance provided in Question 15 of the Investment Company Reporting Modernization Frequently Asked Questions (the “Modernization FAQs”).

RESPONSE: The Trust confirms that it uses the same methodology for the calculation of notional amount for any options that are reported in both Form N-PORT and Form N-CSR. Further, the Trust confirms that its methodology for calculating notional amount is not inconsistent with Question/Answer 15 of the Modernization FAQs, which simply acknowledges that various methods may be used to calculate notional amount. More specifically, the Answer provides that the “staff understands that funds currently use different methods for calculating notional amount of a derivatives investment.” It then continues to note that, “[f]or example, the staff understands that some common methods used by funds for determining a derivative transaction’s notional amount may include the methods listed in Table 1 on page 69 of the Derivatives Proposing Release.” Accordingly, Question/Answer 15 of the Modernization FAQs refers to “some common methods” used by funds to determine notional amount but does not mandate the use of any particular method or state that the list provided is exhaustive.

2.	In connection with the response provided to Comment 5 in the Initial Response Letter, please describe if a SAB 99 analysis was performed regarding the noted error, and whether the auditors agree with management’s determination to correct prior year amounts in a future period. Additionally, describe the controls impact of the error.

RESPONSE: The Trust confirms that a qualitative and quantitative assessment was completed to analyze the materiality of the error, controls and the need to restate, pursuant to Staff Accounting Bulletin No. 99 (SAB 99). Management and the auditors were in agreement with the determination to correct prior year amounts in a future period. In addition, management notified the Trust’s administrator of the error and reviewed its internal controls procedures, finding the program to be appropriately robust and noting that the error was solely the result of a mislabeled line item, which had no impact on any other information included in the financial statements.

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Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero